Exhibit 10.28
                       SCIENTIFIC SOFTWARE-INTERCOMP, INC.
                             633 17TH STREET, #1600
                                DENVER, CO  80202


                                November 26, 1997




Mr.  George  Steel
President
Scientific  Software-Intercomp,  Inc.
633  17th  Street,  #1600
Denver,  CO    80202

Dear  George:

          This letter will set forth our agreement with respect to your continued employment by Scientific Software-Intercomp, Inc.

          1. You shall remain employed as the President and Chief Executive Officer of SSI and shall remain as a member of its Board of Directors. SSI has accepted your resignation as Chairman of the Board and you have been replaced in that position by Edward Price.

          2. Your salary shall be paid at the rate of $200,000 per annum, as previously agreed. SSI acknowledges that for a substantial prior period you have not received salary at that rate. SSI remains obligated to restore such underpayment and such obligation shall be discharged as soon as financially practicable.

          3. Subject to the provisions of paragraph 4 below, in the event that your employment with SSI continues until at least June 1, 1998, upon the termination of your employment on that date or thereafter, other than a termination for cause, SSI shall make a severance payment to you at that time of $50,000. Such severance payment shall also be made to you if SSI elects to terminate your employment prior to June 1, 1998 without cause.

          4. You shall remain entitled to the severance benefits set forth in paragraph 5 of the February 1996 SSI Consent of Directors applicable upon a change of control or an acquisition of SSI, and in the event of your receipt of such benefits, you shall not also be entitled to the severance payment set forth in paragraph 3 above.

          If the foregoing correctly sets forth our agreement, please sign and return the attached copy of this letter. Execution may be in counterparts by facsimile.

                              Very  truly  yours,

                              SCIENTIFIC  SOFTWARE-INTERCOMP,  INC.



                              By_________________________________________
                                 Chairman  of  the  Board




Agreed  this  ___  day  of  November,  1997.



____________________________________
George  Steel

                              CONSENT OF DIRECTORS
                                       OF
                       SCIENTIFIC SOFTWARE-INTERCOMP, INC.


     Pursuant to Section 7-108-202, Colorado Revised Statutes, the undersigned, being all of the Directors of Scientific Software-Intercomp, Inc., a Colorado corporation, acting without notice or a meeting, hereby waive notice and the holding of such meeting and consent to, adopt and vote in favor of the following
Resolutions:

                                       I.

     RESOLVED that Edward O. Price be the Chairman of the Board of Directors of the Corporation; and

     FURTHER RESOLVED that Mr. Price be compensated for time spent by him as Chairman of the Board of Directors, over and above time regularly spent by Directors, at the rate of $750 per day.

                                       II.

     RESOLVED that the Corporation enter into the letter agreement with George Steel with respect to his capacity as President and Chief Executive Officer of the Corporation in the form attached to this Consent of Directors.

This  Consent  of  Directors  may  be  executed  in  counterparts  by facsimile.

Dated  this  30th  day  of  December,  1997.


     /s/  Edward  O.  Price,  Jr.______________
     ----------------------------
Edward  O.  Price,  Jr.


/s/  William  B.  Nichols_______________
----------------------------------------
William  B.  Nichols


/s/  George  Steel_____________________
---------------------------------------
George  Steel